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December 3, 2013

Gold Council’s Rhind Says Gold Is at its Support Level (Audio)

Bloomberg Surveillance

Tom Keene and Michael McKee

3 December 2013

Michael McKee (MK): William Rhind of Institutional Investment, you have the unenviable task of I guess convincing people to buy right now. For years all you had to do was answer the phone “I want to buy gold.” And you say sure. Now you’ve got to explain to Tom Keene why does anybody want to buy gold at a time when it appears you’re only going to see the investment go south, at least for a while.

Will Rhind (WR): It’s a good question. But I think taking a step back, the fundamental story for gold is actually pretty positive. You have a short-term supply deficit in the market and you have huge amount of demand coming out of particularly China and India. And the gold is literally moving from West to East. So a strong fundamental picture sort of underpinning the whole story. And really what’s moving gold, obviously in the downward direction at the moment, is mainly the Fed and this talk of tapering…

Tom Keene (TK): You have a lot of confidence in that statement versus other dynamics. That it’s about central banks.

WR: The fundamentals?

TK: Yeah (mumbles), the SPDR ETF GLD. Even on a moving average basis where I’m hedging the peak, it’s down 29%. I mean I’m just grabbing a fancy moving average study. Let me put this out on Bloomberg Radio plus. (mumbles) I read James Steel at HSBC very carefully yesterday about this. And everybody is singing the same tune: that this is a monetary bear market.

WR: I think there is a lot of confusion, particularly around the tapering. And specifically what I mean about that is we find that people are sort of assuming that if tapering stops, and the asset purchase program ends, that means interest rates will rise (i.e. the Fed will start raising interest rates). But that doesn’t mean that. And those are two separate things. And I think that just because asset purchases may begin to slow down as the economy improves, that doesn’t necessarily mean that the Fed’s going to raising interest rates.

TK: Let me cut to the money choice right now and I say this with great respect your work at Murray years ago and at the different ETFs you’ve worked with over the years, where is support on gold right now? Do you have a price in your mind where this bear market goes?

WR: Well I think that support is clearly coming out of China. That’s the most notable buyer.

TK: Yeah but I don’t see support, I see one of the worst bear market charts I’ve seen in 30 years. Where are we? 1221,1224 the ounce. Do you have support at 1200 or is it 700? Where do you visualize, someone with a constructive view on gold, where support comes in and the Chinese and the Germans and the Americans say, “Wow what a deal, buy it.”

What’s that number?

WR: We at the World Gold Council think that the support for gold is pretty close to the level that it’s at right now. And specifically the way that we tie that back is thinking about the marginal production for gold mining and remember that while we think of gold as a monetary asset and we always talk about gold in the context of monetary policy, remember that gold is a metal that’s mined. And there’s a real cost of producing gold. And we think that where the current gold price is, that cost of production is at a level where the industry is really struggling and we’re at a level where for some of the big producers we’re at a level which is not profitable.

TK: It’s fascinating. You’re with the World Gold Council. We’ve had a number of people on before about this. The gold bugs, maybe they’ve been silenced, and were in this bear market, what is their belief? China to the rescue?

Where does the buying come from? Is it cultural and almost societal? Or is this a financial transaction?

WR: I think that people still have a very firm view that gold is a foundation asset in a portfolio.

TK: Ok, I’ll go with that.

WR: And what that means is that it’s like a house. If you think about the foundations that people put in a house, you can’t have a strong house without strong foundations.

And so why would you own gold? Principally it’s for two reasons. It’s for protecting purchasing power and we specially use the term purchasing power instead of inflation because inflation is a concept specific to a measurement that if you’re in the U.S. that’s CPI, and that means a certain thing and if you’re in the UK it’s a different measurement. But purchasing power I think is something that people understand as a function of currency.

TK: Is the decline in gold a function of a belief that inflation will be lower or purchasing power will stabilize?

WR: I think that right now it’s that inflation is not here, as measured by CPI.

TK: Right.

WR: And a lot of people bought gold in anticipation that there would be inflation in the economy right now. Because that hasn’t materialized, then we’ve had a very, very strong market for equities, and a lot of managers have been chasing performance…

TK: …In volatilities down and all the other things. When you study at the World Gold Council the interesting supply features and demand features, what’s the number one message you would have to my listeners worldwide that we don’t know about the acquisition of gold. I get so much mail on this. I get vicious hate letters from gold bugs about this. What is the character or cultural thing that you observe at the World Gold Council?

WR: Well I think if we talk about cultural things, we are looking at something which is unique, gold is unique, it’s been around for thousands of years.

TK: Look at the British museum; I’m sure you’ve been than more than a few times. It’s amazing

WR: Exactly. In 2013, we’re sitting here having a conversation about a metal that which has been around for 2013 years plus. And it’s unique in that sense where you can’t; there is no other asset that has been in existence for that amount of time.

TK: And the Chinese and the Indians believe that, the southern Asians believe that with a vengeance. Do you agree with the gold bugs that they at the margin can single-handedly support the market?

WR: I don’t think that the gold bugs are enough of a buying source to support the market; it’s more sort of broader than that. I mean they certainly have a strong view about gold and their emotive attachment to gold. But I think that for the gold market to move up or down, it’s more broad than that and we need more buying participation and that comes from a number of different sources and sectors.

TK: You mentioned on the break here, the sudden drop yesterday. Why do sudden drops happen?

WR: Well, specifically, we think that the majority of these sudden drops emanate from the futures market, and particularly the COMEX gold futures.

TK: Somebody has a bet long, and they cover it and it goes short, and boom, there it goes.

WR: That’s right, and what we’ve seen over the course of this year is really deterioration in the net long positions that have been on the market for a number of years, and that means obviously people who are long, who are buyers of gold, those longs have disappeared, and we are now net short on the COMEX.

TK: I look at the ETFs, not only with your work with the World Gold Council but you’ve been around ETFs for years and years, you really are definitive on them. Is there a so-called “convexity issue” here where gold starts going down, it’s a tangible asset, and any gold ETF, or the GLD, the SPDR Gold Shares, we should say full disclosure SPDR is one of our sponsors of Bloomberg Surveillance, but down it goes. Does it go down more rapidly because of the gold held by the fund and the dynamics of how an ETF prices?

WR: Well I think that the first thing to say is that gold ETFs and ETFs more generally, they’re really just a passive tool that enable people to take a positive or a negative view on the market, so the ETFs themselves don’t actively move or manage -

TK: They don’t sit at 4:10pm and go, “Wow, what a harsh day, we got to sell so many ounces.”

WR: Exactly.

TK: They don’t do that. What do they do? How do they price to gold without having to face that decision?

WR: Well if you take the GLD for example, the GLD is backed by a specific amount of gold, it’s roughly a tenth of an ounce of gold, that’s where the price is derived from, and that’s why if you look at the price of GLD it’s roughly a tenth of the price of gold. And, when people look to create or redeem, that means buy more shares and therefore the trust of the GLD fund has to create more funds to facilitate that, there has to be real gold that backs those shares, moving into the trust vault, before those shares get released.

TK: In the trust vault, who buys that gold?

WR: What we call “authorized participants,” and those are typically banks, market makers, that sign legal agreements with the fund allowing them to create and redeem shares, so they’re the ones that do the creation-redemption activity on behalf of clients in the market.

TK: Nicely explained. Within that, when we see gold moving south, in the case of the GLD from, oh, I don’t know, 130 down to, you know 1300, 130 down to 118, can there be a convexity, can there be an acceleration downward, or when gold goes up, an acceleration upward?

WR: It’s possible, but the gold market is a significant market. There are lots of different avenues for people to buy and sell gold: there’s the futures market, there’s the ETF, and there’s the physical market –

TK: So there’s a deep enough market where this doesn’t become a problem.

WR: Right, and if you look the actual volume of people buying ETFs, it’s easy to point to the ETF and say that “it’s big,” because it’s public, there’s public data. But for the coin and bar market, the actual coin and bar market is growing, and is significantly larger than the ETF, and that is kind of the main driver when we think about investment.

TK: In the minutes that we’ve got left, Will Rhind, I want to revisit the arch question right now: where is the support on gold? You said earlier you think we’re about there, just one person’s opinion. At what point will you go, “Ooh, I was wrong”? Is it $1000? Is that a round number?

WR: It’s hard to say when you look at it because, bear in mind the marginal cost of production for gold on a fully costed basis is around where we’re at today, so it’s difficult to see how gold can drop materially lower than we are today.

TK: Than the cost of production.

WR: Exactly, and that’s true for all commodities. That’s not to say that it can’t go lower, but we feel like this is a bear market situation where gold is representing a buying opportunity for a lot of investors come the end of the year.

TK: Right. Out of the blue, I got fifteen seconds: how cool gold is buried all over your United Kingdom? The hordes that are out there? Do you believe there’s more out there, in the United Kingdom, out in some field somewhere, buried?

WR: Oh definitely, and, you know, that goes to gold all over the world, that we still say all the gold that has ever been mined is still in existence.

TK: Very good. William Rhind.

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